Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2019 results

●	6.8% adjusted EBITDA growth and 1.8 percentage-point increase in margin to 43.8% driven by 2.5% higher total revenue and IFRS 16 impact
●	185,667 total wireless, retail Internet and IPTV net customer additions, up 25.5%
●	Excellent wireless performance: best Q2 total postpaid and prepaid net customer additions since 2001 with 149,478, up 30.6%; 9.9% adjusted EBITDA growth with 2.7-point margin expansion to 44.8%
●	Wireline adjusted EBITDA up 2.1%, driven by 36,189 total retail Internet and IPTV net additions
●	Strong media results with revenue up 6.4% and 23.9% higher adjusted EBITDA
●

Net earnings grew 8.2% to $817 million; net earnings attributable to common shareholders increased 8.1% to $761 million, or $0.85 per common share, up 7.6%; adjusted net earnings increased 9.0% to $847 million, driving a 9.3% increase in adjusted EPS to $0.94

●	Cash flows from operating activities up 1.8% to $2,093 million, free cash flow grew 10.0% to $1,093 million

MONTRÉAL, August 1, 2019 – BCE Inc. (TSX, NYSE: BCE) today reported results for the second quarter (Q2) of 2019.

“Bell’s strategy to bring the fastest broadband networks and the latest service innovations to Canadians in every region continued to drive strong operating and financial performance across our business in Q2,” said George Cope, President and Chief Executive Officer of BCE Inc. and Bell Canada. “We significantly increased net new subscribers to our wireless, retail Internet and IPTV services, achieved our 4th consecutive quarter of growth in business markets, and again led the Canadian media industry in audience expansion and programming innovation.”

“Adjusted EBITDA increased an exceptional 6.8% in Q2 – our 55th consecutive quarter of year-over-year growth – and together with ongoing operational and capital efficiency drove a strong 10% increase in free cash flow this quarter. Mirko Bibic is clearly moving the ball forward as our Chief Operating Officer, and I look forward to working with him throughout 2019 as he transitions to the role of Chief Executive Officer in 2020,” said Mr. Cope.

BUSINESS DEVELOPMENTS

Mirko Bibic to become Bell’s CEO in January 2020

The BCE Board of Directors announced on June 28 that COO Mirko Bibic will be appointed President and CEO of BCE and Bell Canada following the retirement of George Cope on January 5, 2020. A Bell executive since 2004, Mr. Bibic has previously served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer. Mr. Cope will retire after a 14-year career with Bell that began with his appointment as COO in January 2006; he was appointed President and CEO in July 2008.

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Bell Media to acquire Québec TV network V

On July 24, Bell Media announced it has agreed to acquire Québec television network V and the Noovo.ca video on demand platform to offer greater choice in news and entertainment for Québec viewers and enhanced opportunities for content creators and advertisers. Subject to regulatory approvals, the transaction provides Bell Media’s first French-language conventional TV network and is broadly supported by the Québec creative and production community, as it heightens competition in a sector where the dominant Québec media player currently has a viewership share approximately 4.5 times greater than V’s.

New wireless service choices

Bell Mobility launched Unlimited Plans with no data overage fees, offering 10 GB or 20 GB of mobile data at maximum LTE speeds and unlimited data access at reduced speeds when these allotments are exceeded. New Bell SmartPay plans enable customers to buy their smartphones with interest-free installments separate from their service plan. Virgin Mobile continues to lead in wireless customer service, outperforming all other providers in the J.D. Power 2019 Canada Wireless Customer Care Study for the third year in a row.

Bell named Canada’s fastest ISP

Bell Aliant was named the fastest Internet service provider in Canada and Bell Canada was the country’s fastest major provider in PCMag’s Fastest ISPs of 2019: Canada report. Now 50% complete, Bell’s all-fibre network footprint reached 4.9 million homes and business locations at the end of Q2. Bringing broadband Internet access speeds to smaller towns and rural areas, Bell Wireless Home Internet service is now available in more than 100 communities in Ontario and Québec with the latest expansion to Niagara’s wine country.

Record sports and entertainment viewers

Bell Media continued to grow viewership across conventional, pay and specialty TV in Q2. A record 7.9 million viewers watched the Toronto Raptors capture Canada’s first-ever NBA Championship on top sports networks TSN and RDS as well CTV. The most-watched television network in primetime for the 18th year in a row, CTV had Canada’s highest-rated series broadcast in 15 years with The Big Bang Theory finale. The final season of Game of Thrones on Crave was the most-watched programming in pay and specialty TV history in Canada. Crave, now available to Canadians at Crave.ca, through participating television providers and on Android, Apple TV, iOS, Samsung Smart TV, Xbox and Amazon Fire TV, served more than 2.7 million viewers throughout Canada at the end of Q2.

Enabling community mental health care

Leveraging its dedicated fund for Indigenous mental health in Manitoba, Bell Let’s Talk made a donation of $240,000 to Winnipeg’s Behavioural Health Foundation to support Indigenous programming in its residential mental health and addiction treatment program for adults and families. More than 120 grassroots organizations delivering front line care in communities across Canada have been selected to receive grants from this year’s $2 million Bell Let’s Talk Community Fund.

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BCE RESULTS

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q2 2019	Q2 2018	% change

BCE

Operating revenues	5,930	5,786	2.5%

Net earnings	817	755	8.2%

Net earnings attributable to common shareholders	761	704	8.1%

Adjusted net earnings(1)	847	777	9.0%

Adjusted EBITDA(2)	2,595	2,430	6.8%

EPS	0.85	0.79	7.6%

Adjusted EPS(1)	0.94	0.86	9.3%

Cash flows from operating activities	2,093	2,057	1.8%

Capital expenditures	(972)	(1,056)	8.0%

Free cash flow(3)	1,093	994	10.0%

“Our financial performance in Q2 demonstrates a clear focus on disciplined and profitable subscriber acquisition as evidenced by continued strong revenue and adjusted EBITDA growth across all Bell operating segments, margin expansion, and higher earnings and free cash flow – all of which are consistent with our 2019 guidance targets,” said Chief Financial Officer Glen LeBlanc. “Ongoing free cash flow generation and a positive financial profile for our wireless, wireline and media segments going forward provides us with considerable financial flexibility to enable Bell’s broadband fibre and wireless investment strategy while positioning BCE to deliver our 12th straight year of dividend growth in 2020.”

BCE operating revenue was up 2.5% in Q2 to $5,930 million, driven by a 2.0% increase in service revenue to $5,231 million. Product revenue increased 6.4% to $699 million, the result of a higher sales mix of premium mobile devices and stronger data equipment sales to large business customers.

Net earnings increased 8.2% to $817 million and net earnings attributable to common shareholders totalled $761 million, or $0.85 per share, up 8.1% and 7.6%, respectively. Higher net earnings and net earnings per common share were the result of strong growth in adjusted EBITDA, lower other expense and lower income taxes. This was partly offset by higher depreciation and interest expense, as well as higher severance, acquisition and other costs. Overall, the adoption of IFRS 16 did not have a significant impact on net earnings. Adjusted net earnings were $847 million, or $0.94 per common share, compared to $777 million, or $0.86 per common share, in Q2 last year.

Adjusted EBITDA grew 6.8% to $2,595 million on year-over-year increases of 9.9% at Bell Wireless, 2.1% at Bell Wireline and 23.9% at Bell Media. Adjusted EBITDA was positively impacted by IFRS 16 as most operating lease expenses are now recorded as depreciation and interest expense rather than operating costs within adjusted EBITDA. BCE’s consolidated adjusted EBITDA margin (2) increased to 43.8% from 42.0% in Q2 2018, driven by the flow-through of higher service revenue, increasing broadband Internet scale, disciplined spending on

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wireless subscriber acquisitions, and a 0.6% decline in total operating costs reflecting the favourable impact of IFRS 16.

BCE capital expenditures totalled $972 million, down from $1,056 million in Q2 2018, representing a capital intensity(5) ratio (capital expenditures as a percentage of total revenue) of 16.4%, compared to 18.3% last year. The year-over-year decline reflected a timing-related reduction in capital spending, which is expected to increase in the second half of the year. Capital expenditures focused on further expansion of Bell’s fibre to the premises (FTTP) and fixed wireless to the home (WTTH) footprints; the connection of fibre Internet and TV services directly to more homes and businesses; and wireless network investment, including the deployment of small cells to increase network speeds, coverage and signal quality, as well as data fibre backhaul in preparation for 5G service.

BCE cash flows from operating activities were $2,093 million, up 1.8% over last year. Due mainly to higher adjusted EBITDA, the increase was partly offset by a reduction in cash from working capital and higher interest paid, reflecting the unfavourable impact from the adoption of IFRS 16. Free cash flow was $1,093 million, a 10.0% increase from Q2 2018, driven by lower capital expenditures and higher cash flows from operating activities, excluding acquisition and other costs paid.

In Q2, BCE reported 149,478 net new wireless subscribers (102,980 postpaid and 46,498 prepaid customers); 19,414 net new retail Internet customers; 16,775 net new IPTV customers; a net loss of 14,425 retail satellite TV customers; and a net loss of 72,780 retail residential NAS lines.(5)

BCE wireless and retail Internet, TV and residential NAS connections totalled 18,680,588 at the end of Q2, up 1.1% over last year. The total includes 9,630,313 wireless customers(4), up 3.4% (including 8,911,169 postpaid customers, an increase of 3.7%, and 719,144 prepaid customers, up 0.4%); 3,461,825 retail Internet subscribers(4), up 4.1%; 2,767,201 retail TV subscribers, up 1.0% (including 1,713,397 IPTV customers, an increase of 7.1%, and 1,053,804 retail satellite TV customers, down 7.6%); and 2,821,249 retail residential NAS lines, down 8.8%.

BCE OPERATING RESULTS BY SEGMENT

“Bell delivered increased revenue and adjusted EBITDA in all of our wireless, wireline and media operating segments. Overall broadband customer additions grew 25.5% year over year to 186,000, reflecting Bell’s network and service leadership, unmatched national distribution network and outstanding execution by our team in a competitive marketplace,” said Chief Operating Officer Mirko Bibic.

“Exceptional wireless growth of more than 149,000 net additions, our best Q2 performance since 2001, was supported by significant churn improvement in postpaid and by Bell’s resurgence in the prepaid marketplace with the ongoing success of Lucky Mobile. Retail Internet net additions grew by more than 19,000 – up 51.6% over last year – and IPTV customers by almost 17,000 as we delivered the fastest home Internet speeds and best TV services over Bell’s growing all-fibre network. The only Canadian media company to grow audiences in all key demographics year over year, Bell continued to deliver the country’s most-watched sports, entertainment and news programming across conventional, pay and specialty TV, drawing record-breaking audiences for the Toronto Raptors NBA Championship and the finales of Game of Thrones and The Big Bang Theory, while achieving our 4th consecutive quarter of year-over-year TV advertising growth.”

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Bell Wireless

Bell Wireless delivered total Q2 operating revenue of $2,189 million, up 3.2% over Q2 last year. Service revenue increased 2.5% to $1,618 million, driven by continued postpaid subscriber base expansion and a positive year-over-year revenue contribution from prepaid services. Product revenue grew 5.2% to $571 million, reflecting a higher sales mix of premium smartphones compared to last year.

Wireless adjusted EBITDA totalled $980 million, 9.9% higher than Q2 2018, delivering a 2.7 percentage-point increase in margin to 44.8%. This was driven by the flow-through of high margin service revenue, promotional pricing discipline, and a 1.6% improvement in operating costs due mainly to the favourable impact of IFRS 16.

●	Total postpaid and prepaid net additions grew 30.6% to 149,478, our best Q2 performance since 2001.

●

Postpaid net additions totalled 102,980, down from 122,092 in Q2 2018 as gross additions decreased 4.8%, due to fewer year-over-year customer additions from our long-term mobile services contract with Shared Services Canada (SSC). Excluding the SSC contract, postpaid net additions were higher than last year, reflecting Bell’s mobile network leadership, strong sales execution across our retail channels and lower postpaid customer churn(5), which improved 0.04 percentage points to 1.06%.

●

Bell’s prepaid subscriber base increased by 46,498 net new customers, compared to a net loss of 7,606 in Q2 2018. This reflects a 92.6% year-over-year increase in gross additions driven by continued strong demand for our low-cost Lucky Mobile prepaid service and exclusive national retail distribution agreement with Dollarama. Prepaid customer churn increased 0.86 percentage points to 4.20%, due to increased competitive intensity and a change in our prepaid deactivation policy at the beginning of 2019 from 120-150 days to 90 days.

●	Bell’s total wireless customer base at the end of Q2 increased 3.4% to 9,630,313, comprised of 8,911,169 postpaid subscribers, up 3.7% over last year, and 719,144 prepaid customers, up 0.4%.

●

Blended average billing per user (ABPU)(5) increased 1.6% to $68.79, reflecting more customers subscribing to higher-value monthly plans with larger data allotments, as well as the flow-through of price changes and subscriber adjustments made at the beginning of 2019.

Bell Wireline

Total operating revenue was up 0.9% in Q2 to $3,088 million, comprising 0.4% service revenue growth to $2,958 million and a 12.1% increase in product revenue to $130 million. The growth was driven by Internet and IPTV subscriber base expansion; the flow-through of annual price increases for residential services; and a fourth consecutive quarter of topline business markets growth, reflecting increased customer spending on IP broadband connectivity and business services and higher data product sales. Overall wireline revenue growth was moderated by the non-recurrence of revenues generated in Q2 2018 from the G7 Summit and Ontario general election.

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Wireline adjusted EBITDA increased 2.1% to $1,361 million, driven by broadband Internet and IPTV subscriber growth, improved business markets results and stable operating costs, which declined 0.1% over last year on the favourable impact of IFRS 16, savings from workforce reductions in 2018 and fibre-related operating efficiencies. This drove a 60 basis-point increase in our industry-leading margin to 44.1%.

●

Bell added 19,414 new retail Internet customers, an increase of 51.6% over Q2 2018. This reflects the ongoing expansion of Bell’s FTTP and WTTH footprints, which also drove lower residential customer churn, as well as the pull-through of Internet customer activations from Bell’s Alt TV service. Retail Internet customers totalled 3,461,825 at the end of Q2, an increase of 4.1% over last year.

●

Bell TV added 16,775 net new retail IPTV subscribers, a decrease from 20,653 in Q2 2018, despite higher year-over-year Alt TV net additions and lower churn. This result reflects the high rate of customer penetration in current Fibe markets, slower new service footprint growth and ongoing over-the-top substitution. At the end of Q2, Bell served 1,713,397 retail IPTV subscribers, up 7.1% over last year.

●	Retail satellite TV net customer losses improved 5.1% to 14,425 from 15,201 in Q2 2018, due to fewer customer deactivations.

●	At the end of Q2, Bell had a combined total of 2,767,201 retail IPTV and satellite TV subscribers, up 1.0% from Q2 2018.

●

Wireline data service revenue increased 3.2% to $1,929 million, the result of Internet and IPTV subscriber growth, residential rate increases, customer upgrades to faster Internet speeds with larger data buckets, and increased business IP broadband connectivity and business services revenue.

●	Wireline product revenue increased 12.1% to $130 million, driven mainly by higher data product sales to enterprise business customers in the public, banking and retail sectors.

●

Retail residential NAS net losses increased to 72,780 from 69,558 in Q2 2018, the result of ongoing technology substitution and fewer new activations given the market’s continued focus on 2-product Internet and TV service bundles. Bell’s retail residential NAS access line customer base totalled 2,821,249 at the end of Q2, down 8.8% year over year.

●

Wireline voice revenue decreased 5.9% to $897 million due to NAS line reductions, business customer conversions to IP-based data services and reduced usage of traditional long distance by residential and business customers, partly offset by the flow-through of annual residential rate increases.

Bell Media

Media operating revenue grew 6.4% in Q2 to $842 million, driven by higher advertising revenue across conventional TV, specialty TV and Astral out of home, as well as higher subscriber revenue, due mainly to strong Crave subscriber growth. This strong revenue performance, together with stable operating costs that increased 0.3% from higher programming costs for Crave’s ongoing content expansion offset largely by the favourable impact of IFRS 16, resulted in a 23.9% increase in adjusted EBITDA to $254 million.

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●	CTV was Canada’s most-watched television network in primetime for an unprecedented 18th year in a row and had more top 20 shows in the spring season than any other network.

●	Bell Media led specialty and pay TV with 5 of the top 10 English-language channels (TSN, Comedy, Space, Discovery and CP24) and 3 of the top 10 French-language channels (RDS, Super Écran and Canal D).

●

TSN remains Canada’s #1 specialty sports channel and the top specialty channel overall for the 2018/2019 broadcast year to date with premium programming including the Raptors NBA Championship and FIFA Women’s World Cup.

●	Bell Media was again Canada’s top radio broadcaster, reaching an average audience of 16.1 million listeners who spent 70 million hours tuned in each week.

●

The digital leader among Canadian media competitors, Bell Media reached 21.7 million unique online visitors monthly and achieved averages of 471 million page views and 1 billion minutes spent online each month.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7925 per common share, payable on October 15, 2019 to shareholders of record at the close of business on September 16, 2019.

OUTLOOK FOR 2019

BCE confirmed its financial guidance targets for 2019, as provided on February 7, 2019, as follows:

	February 7 Guidance	August 1 Guidance
Revenue growth	1% – 3%	on track
Adjusted EBITDA growth	5% – 7%	on track
Capital intensity	approx. 16.5%	on track
Adjusted EPS	$3.48 – $3.58	on track
Free cash flow growth	7% – 12%	on track
Annualized common dividend per share	$3.17	$3.17
Dividend payout policy(3)	65% – 75% of free cash flow	on track

Note that excluding the impact of IFRS 16, adjusted EBITDA growth for 2019 is projected to be 2% to 4%, consolidated free cash flow growth 3% to 7%, and adjusted EPS $3.53 to $3.63.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2019 results on Thursday, August 1 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-478-9326 or 416-340-2219. A replay will be available until midnight September 5, 2019 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 5175558#.

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A live audio webcast of the conference call will be available on BCE’s website at: BCE Q2-2019 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q2 2019		Q2 2018
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	761	0.85	704	0.79

Severance, acquisition and other costs	28	0.04	18	0.02

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(9)	(0.02)	22	0.02

Net losses on investments	53	0.06	20	0.02

Early debt redemption costs	13	0.01	13	0.01

Impairment charges	1	-	-	-
Adjusted net earnings	847	0.94	777	0.86

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q2 2019 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing

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profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)
	Q2 2019	Q2 2018
Net earnings	817	755
Severance, acquisition and other costs	39	24
Depreciation	888	787
Amortization	223	221
Finance costs
Interest expense	281	246
Interest on post-employment benefit obligations	15	17
Other expense	56	88
Income taxes	276	292
Adjusted EBITDA	2,595	2,430
BCE operating revenues	5,930	5,786
Adjusted EBITDA margin	43.8%	42.0%

(3) The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)
	Q2 2019	Q2 2018
Cash flows from operating activities	2,093	2,057
Capital expenditures	(972)	(1,056)
Cash dividends paid on preferred shares	(37)	(35)
Cash dividends paid by subsidiaries to NCI	(12)	-
Acquisition and other costs paid	21	28
Free cash flow	1,093	994

(4) At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows: 65,798 subscribers (19,195 postpaid and 46,603 prepaid) due to the completion of the shutdown of the CDMA network on April 30, 2019; 49,095 prepaid subscribers as a result of a change to our deactivation policy mainly from 120 days for Bell and Virgin Mobile and 150 days for Lucky Mobile to 90 days; 43,670 postpaid subscribers due to a further refinement of our subscriber definition for Internet of Things (IoT) as a result of technology evolution and 9,366 postpaid fixed wireless Internet customers transferred to Bell Internet.

(5) We use ABPU, churn, capital intensity and subscriber units to track KPIs in annual MD&A to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2019 annualized common share dividend and common share dividend payout policy, BCE’s expected dividend growth in 2020, our network deployment and capital investment plans, the expected completion of the proposed acquisition of conventional television network V and related digital assets, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 1, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE,

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forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 1, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

●

A gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.3% in 2019, representing a slight increase from the earlier estimate of 1.2%

●	Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
●	Interest rates expected to remain at or near current levels
●	Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration and smartphone adoption
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
●	Advertising market expected to be impacted by audience declines and variable demand
●	Continued escalation of media content costs to secure TV programming
●	Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

●	Maintain our market share of incumbent wireless postpaid net additions
●	Higher prepaid customer net additions
●	Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
●	Higher subscriber acquisition and retention spending, driven by higher handset costs
●

Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and the impact from Bell Mobility’s SSC contract

●

Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued 5G preparations with network technology trials, as well as the deployment of small cells and equipping all new sites with fibre

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●	Ability to monetize increasing data usage with industry shift to unlimited plans
●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

●	Positive full-year adjusted EBITDA growth
●	Continued growth in retail residential IPTV and Internet subscribers
●	Increasing wireless and Internet-based technological substitution
●	Residential services household average revenue per user growth from increased penetration of multi-product households and price increases
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed wireless-to-the-home (WTTH) rural buildout
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

●	Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcasting distribution undertaking rate increases, and strategic pricing on advertising sales
●	Operating cost growth driven by higher programming costs, excluding IFRS 16, mainly due to continued investment in Crave content
●	Continued scaling of Crave and sports direct-to-consumer products
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Monetization of content rights and Bell Media properties across all platforms
●	TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties

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●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2019:

●

Total post-employment benefit plans cost to be approximately $310 million to $330 million, based on an estimated accounting discount rate of 3.8%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $60 million to $70 million

●	Depreciation and amortization expense of approximately $4,375 million to $4,475 million
●	Interest expense of approximately $1,125 million to $1,150 million
●	An effective tax rate of approximately 25%
●	NCI of approximately $50 million
●	Total cash pension plan funding of approximately $375 million
●	Cash taxes of approximately $650 million to $700 million
●	Net interest payments of approximately $1,125 million to $1,150 million
●	Average BCE common shares outstanding of approximately 900 million
●	An annual common share dividend of $3.17 per share

The foregoing assumptions, although considered reasonable by BCE on August 1, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2019 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2019 financial guidance, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

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the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies

●	the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services
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the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

●

competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content

●	the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure

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adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts

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regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements

●

the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

●	the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction
●	the failure to continue investment in next-generation capabilities in a disciplined and strategic manner
●	the inability to drive a positive customer experience in all aspects of our engagement with customers
●	the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings
●	the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks
●	the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework
●	the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion
●	the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions
●	events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities
●	in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject
●

our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

●	changes to our base of suppliers or outsourcers that we may decide or be required to implement
●	the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers
●	security and data leakage exposure if security control protocols affecting our suppliers are bypassed
●	the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards
●	the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment
●	labour disruptions

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●	the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth
●	uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained
●	the inability to manage various credit, liquidity and market risks
●	pension obligation volatility and increased contributions to post-employment benefit plans
●	new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits
●	the failure to reduce costs as well as unexpected increases in costs
●	the failure to evolve practices to effectively monitor and control fraudulent activities
●	unfavourable resolution of legal proceedings and, in particular, class actions
●	new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations
●	health concerns about radiofrequency emissions from wireless communications devices and equipment
●	the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks
●	the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
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the expected completion of the proposed acquisition of conventional TV network V and related digital assets is subject to closing conditions, termination rights and other risks and uncertainties, including regulatory approvals

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2018 Annual MD&A dated March 7, 2019 (included in BCE’s 2018 Annual Report) and BCE’s 2019 First and Second Quarter MD&As dated May 1, 2019 and July 31, 2019, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

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Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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